UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act” ), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Excelsior Venture Partners III, LLC

Address of Principal Business Office:	225 High Ridge Road, Stamford, CT 06905
(No. & Street, City, State, Zip Code)

Telephone Number (including area code):	1-866-921-7951

File Number under the Security Exchange Act of 1934:	000-29665

The following is the basis for the filing of this notification for withdrawal:

The company has (1) distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Boston and the state of Massachusetts on the 29th day of January, 2010.

[SEAL]

Signature	Excelsior Venture Partners III, LLC
(Name of Company)

By:	/s/ James D. Bowden
(Name of director, officer or general partner
signing on behalf of the company)

Chief Executive Officer
(Title)

Attest:	Matthew L. Vittiglio
(Name)

Legal Counsel
(Title)